Exhibit 99.2

IFRS USD Press Release

Strong growth of 6.1% YoY in CC, 80 bps YoY operating margin expansion

Large deal TCV of $2.5 billion including 63% net new; Headcount increased by 5,591

FY25 revenue guidance revised to 4.5%-5.0%

Bengaluru, India – January 16, 2025: Infosys (NSE, BSE, NYSE: INFY), a global leader in nextgeneration digital services and consulting, delivered strong and broad-based performance with $4,939 million in Q3 revenues, growth of 1.7% sequentially and 6.1% year on year in constant currency. Operating margin for Q3 was at 21.3%, increase of 0.2% sequentially. Free cash flow for Q3 was highest ever at $1,263 million, growing 90% year on year. TCV of large deal wins was $2.5 billion, with 63% net new growing at 57% sequentially. Headcount increased for second consecutive quarter.

Revenues for YTD Dec’24 grew at 3.9% year on year in constant currency and in reported terms. Operating margin was at 21.2%, increase of 0.3% year on year.

“Our strong revenue growth sequentially in a seasonally weak quarter and broad-based year on year growth, along with robust operating parameters and margins, is a clear reflection of the success of our differentiated digital offerings, market positioning, and key strategic initiatives. We continue to strengthen our enterprise AI capabilities, particularly focusing on generative AI, which is witnessing increasing client traction”, said Salil Parekh, CEO and MD. “This has led to another quarter of strong large deal wins and improved deal pipeline giving us greater confidence as we look ahead”, he added.

Guidance for FY25:

•	Revenue growth of 4.5%-5.0% in constant currency
•	Operating margin of 20%-22%

Key highlights:

For quarter ended December 31, 2024	For the nine months ended December 31, 2024

•        Revenues in CC terms grew by 6.1% YoY and 1.7% QoQ

•        Reported revenues at $4,939 million, growth of 5.9% YoY

•        Operating margin at 21.3%, increase of 0.8% YoY and 0.2% QoQ

•        Basic EPS at $0.19, growth of 9.6% YoY

•        FCF at $1,263 million, growth of 89.9% YoY; FCF conversion at 156.6% of net profit

•        Revenues in CC terms grew by 3.9% YoY

•        Reported revenues at $14,547 million, growth of 3.9% YoY

•        Operating margin at 21.2%, growth of 0.3% YoY

•        Basic EPS at $0.57, growth of 6.1% YoY

•        FCF at $3,196 million, growth of 57.1% YoY; FCF conversion at 136.1% of net profit

“We had another quarter of strong performance with revenue growth across segments and operating margin expansion, leading to 11.4% EPS growth year on year in rupee terms. Our structured approach to operating margin expansion yielded more results in Q3, particularly due to benefits from improving realization and scale benefits” said Jayesh Sanghrajka, CFO. “Our sharp focus on cash flow is reflected in Free cash conversion to net profits of 157% in Q3 with free cash generation for 9 months of FY25 surpassing that of entire FY24”, he added.

1. Client wins & Testimonials

•	Infosys Compaz and Temasek, announced a strategic collaboration with StarHub to accelerate their operations and drive technology-led innovations. Tan Kit Yong, Head of Enterprise Business Group, StarHub, said, “At StarHub, we have always prided ourselves on being at the forefront of innovation. By collaborating with iCompaz, we are expanding our horizons to offer an even wider range of offerings and technologies that are co-created to address the unique needs of our customers. Aligned with our DARE+ strategy, this powerful synergy will better position us as the go-to full-service supplier for businesses that need connectivity, cloud, cybersecurity, and other ICT services to accelerate their digital journeys.”
•	Infosys announced the extension of its existing collaboration with Old National Bank to accelerate its operational and technological transformation. Jim Ryan, Chairman & CEO, Old National Bank, said, “At Old National, we are committed to creating exceptional client and team member experiences. Infosys is expertly guiding us through business process enhancements, with a strong emphasis on efficiency and value generation. We greatly appreciate Infosys’ commitment to our growth and success.”
•	Infosys announced its collaboration with RheinEnergie to help enterprises drive their energy transition and sustainability agenda forward. Stephan Segbers, Chief Sales Officer and member of the board, RheinEnergie, said, “RheinEnergie firmly believes that innovative technological and digital solutions are intrinsic to achieving the ‘Energiewende’ and the ‘Wärmewende’, Germany’s planned transition to a low-carbon, nuclear-free economy. The powerful combination of Infosys’ global expertise in energy transition and cutting-edge technologies such as cloud and AI, and RheinEnergie’s extensive experience in providing energy services allows us to offer enterprises a comprehensive suite of solutions to help manage their energy costs and navigate their energy transition journey. We are excited about joining forces with Infosys and extend this innovative approach to businesses across various sectors. Together, we can accelerate the transition to a clean energy future for a healthier planet.”
•	Infosys announced the extension of its existing collaboration with Microsoft to help accelerate customer adoption of generative AI and Microsoft Azure, globally. Nicole Dezen, Chief Partner Officer at Microsoft, said, “Our expanded collaboration with Infosys will transform industries, enhance business operations, elevate employee experiences, and deliver new value for customers. Together, we will harness the power of generative AI to deliver innovative solutions, drive AI Adoption and enable unprecedented innovation for customers.”
•	Infosys announced the launch of its small language models – Infosys Topaz BankingSLM and Infosys Topaz ITOpsSLM – built using the powerful NVIDIA AI Stack. Jay Puri, Executive Vice President, Worldwide Field Operations, NVIDIA, said, “Generative AI and the recent advancements in agentic and physical AI are ushering in a new era of innovation and productivity for enterprises worldwide. NVIDIA's full-stack AI platform combined with Infosys Topaz empowers businesses to build and deploy custom AI applications that will transform industries, helping businesses unlock their full potential.”
•	Infosys announced the launch of Google Cloud center of excellence, powered by Infosys Topaz, to foster enterprise AI innovation. Victor Morales, Vice President of GSI and Consulting Partnerships, Google Cloud, said, “Infosys and Google Cloud are committed to providing customers with the industry expertise and technology needed to accelerate digital transformation. The center of excellence is a testament to our strong collaboration and dedication to helping businesses innovate with breakthrough solutions powered by generative AI.”
•	Infosys announced its strategic collaboration with zooplus to enhance its service capability and scalability. Geoffroy Lefebvre, Chief Executive Officer, zooplus SE, said, “At zooplus our growth strategy has always been focused on leveraging data-driven insights to meet our customers’ demands. Our collaboration with Infosys to establish our new technology hub is a strategic decision driven by their AI-first strategies combined with expertise in delivering AI-powered solutions, with Infosys Topaz. We are confident that through this collaboration we will unlock greater operational efficiencies, enhance customer experience, and stay ahead in the competitive e-commerce landscape.”
•	Infosys announced a strategic collaboration with Kardex to transform its business operations using SAP S/4HANA. Thomas Reist, Chief Financial Officer of Kardex, said, “Our mission is to empower our customers to optimize their intralogistics operations, enhancing efficiency, agility, and overall success. By continually evolving our solutions and adapting to changing market demands, we aim to be the trusted partner of choice for companies seeking to boost their productivity. We are confident that our partnership with Infosys will propel us forward. With their extensive expertise in process transformation, supported by SAP solutions, and a proven track record of successful implementations, Infosys is the ideal partner to help us achieve our strategic objectives. We look forward to this collaboration as a means to advance our growth and further strengthen our position as a market leader.”
•	Infosys announced its collaboration with Southwark Council to launch its digital learning platform - Springboard in the borough. Dionne Lowndes, Chief Digital & Technology Officer, Southwark Council, said, “Partnering with Infosys to bring the Springboard platform to Southwark is a significant step towards realising our ambitious three-year digital strategy. The initiative will not only empower our residents, but local businesses too, with vital digital skills and resources. By enhancing this kind of accessibility and fostering innovation, we are working to enable our community to thrive in an ever-advancing technological world.”

2. Recognitions & Awards

Brand

•	Awarded Silver in the India Workplace Equality Index (IWEI) 2024
•	Received the 2024 UN Women’s WEP India Award in the Gender-inclusive Workplace category
•	Received multiple recognitions at The Asset ESG Corporate Awards 2024 - Platinum Award for Excellence, Best Investor Relations Team, Best Initiative in Environmental Responsibility, and Best Initiative in Diversity and Inclusion categories
•	Received the Shorty Impact Awards in the Gender Equality category for the #SpotItToStopIt campaign

AI and Cloud Services

•	Received Binding Corporate Rules Certification from EU Data Protection Authorities
•	Positioned as a leader in Gartner Magic Quadrant for Cloud ERP Services
•	Rated as a leader in The Forrester Wave™: Automation Fabric Services, Q4 2024
•	Positioned as a leader in Microsoft Azure Services PEAK Matrix® Assessment 2024 by Everest Group
•	Recognized as a leader in IDC MarketScape: Asia/Pacific Managed Cloud Services 2024–2025 Vendor Assessment
•	Recognized as a leader in IDC MarketScape: Worldwide Adobe Experience Cloud Professional Services 2024–2025 Vendor Assessment
•	Positioned as a leader in HFS Horizons: AADA Quadfecta of Analytics, AI, Data Platforms, and Automation Services for Generative Enterprise 2024
•	Positioned as a leader in HFS Horizons: Azure Ecosystem Services Providers, 2024

Key Digital Services

•	Rated as a leader in The Forrester Wave™: Infrastructure Outsourcing Services, Q4 2024
•	Recognized as a leader in IDC MarketScape: Asia/Pacific Salesforce Implementation Services 2024–2025 Vendor Assessment
•	Recognized as a leader in IDC MarketScape: Worldwide Digital Workplace Services 2024 Vendor Assessment
•	Recognized as a leader in IDC MarketScape: European SAP Modernization Services 2024 Vendor Assessment
•	Positioned as a leader in HFS Horizons: IoT Service Providers, 2024
•	Positioned as a leader in HFS Horizons: Sustainability Services, 2024
•	Rated as a leader in Quality Engineering NEAT 2024 by NelsonHall
•	Recognized as a Market Maker in CapioIT Salesforce SI and Solutions Providers Ecosystem Capture Share Report, 2024
•	Infosys BPM won the ‘Outsourcing Impact Champion’ award at the Outsourcing Impact Review (OIR) 2024 for ‘Project Genesis’
•	Infosys BPM ranked as a Leader in ISG Provider Lens™ Quadrant Study on Procurement Services 2024
•	Infosys BPM recognized as a Leader in the IDC MarketScape: Worldwide Enterprise Analytics and AI Business Process Services for Finance and Accounting 2024 Vendor Assessment

Industry & Solutions

•	Recognized as a leader in IDC MarketScape Worldwide Life Science R&D ITO Services 2024
•	Recognized as a leader in IDC MarketScape: Worldwide Smart Insurance Producer Management Applications
•	Recognized as a leader in IDC MarketScape: Worldwide Service Providers for Utilities Customer Operations 2024 Vendor Assessment
•	Positioned as a leader in HFS Horizons: Healthcare Payer Services 2024
•	Positioned as a leader in HFS Horizons: The Best Service Providers for Commercial Banks, 2025
•	Infosys Finacle has been positioned as a Leader by Everest Group in the Wealth Management Products PEAK Matrix® Assessment 2024 Report
•	Infosys Finacle has been positioned as a Leader by Everest Group in the Consumer Loan Origination Systems (LOS) – Products PEAK Matrix® Assessment 2024 Report
•	MEA Finance Banking Technology Awards 2024: Best Composable Banking Transformation - Emirates NBD and Infosys Finacle

Read more about our Awards & Recognitions here.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by the cloud. We enable them with an AIpowered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident and the related review and notification process are forwardlooking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the McCamish cybersecurity incident and the outcome and effect of pending litigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at https://www.sec.gov/. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 469 996 3516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	December 31, 2024	March 31, 2024
ASSETS
Current assets
Cash and cash equivalents	2,663	1,773
Current investments	933	1,548
Trade receivables	3,896	3,620
Unbilled revenue	1,318	1,531
Other current assets	1,428	2,250
Total current assets	10,238	10,722
Non-current assets
Property, plant and equipment and Right-of-use assets	2,183	2,323
Goodwill and other Intangible assets	1,508	1,042
Non-current investments	1,105	1,404
Unbilled revenue	301	213
Other non-current assets	956	819
Total non-current assets	6,053	5,801
Total assets	16,291	16,523
LIABILITIES AND EQUITY
Current liabilities
Trade payables	429	474
Unearned revenue	988	880
Employee benefit obligations	336	314
Other current liabilities and provisions	3,050	2,983
Total current liabilities	4,803	4,651
Non-current liabilities
Lease liabilities	667	767
Other non-current liabilities	465	500
Total non-current liabilities	1,132	1,267
Total liabilities	5,935	5,918
Total equity attributable to equity holders of the company	10,307	10,559
Non-controlling interests	49	46
Total equity	10,356	10,605
Total liabilities and equity	16,291	16,523

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended December 31, 2024	3 months ended December 31, 2023	9 months ended December 31, 2024	9 months ended December 31, 2023
Revenues	4,939	4,663	14,547	13,997
Cost of sales	3,444	3,274	10,103	9,755
Gross profit	1,495	1,389	4,444	4,242
Operating expenses:
Selling and marketing expenses	218	204	671	633
Administrative expenses	224	229	693	692
Total operating expenses	442	433	1,364	1,325
Operating profit	1,053	956	3,080	2,917
Other income, net (3)	90	79	249	196
Profit before income taxes	1,143	1,035	3,329	3,113
Income tax expense	337	301	981	904
Net profit (before minority interest)	806	734	2,348	2,209
Net profit (after minority interest)	804	733	2,345	2,208
Basic EPS ($)	0.19	0.18	0.57	0.53
Diluted EPS ($)	0.19	0.18	0.56	0.53

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and nine months ended December 31, 2024, which have been taken on record at the Board meeting held on January 16, 2025.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com .
3.	Other income is net of Finance Cost
4.	As the quarter and nine months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the nine months ended figures reported in this statement.